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                              May 1, 2023

       Silvia Su
       Vice President, Finance and Accounting Management Center
       CHIPMOS TECHNOLOGIES INC
       No.1, R&D Road 1, Hsinchu Science Park
       Hsinchu 300-092, Taiwan, Republic of China

                                                        Re: CHIPMOS
TECHNOLOGIES INC
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Filed April 13,
2023
                                                            File No. 001-37928

       Dear Silvia Su:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2022

       Risks Factors
       Risks Relating to Economic Conditions and the Financial Markets, page 3

   1. We note your risk factor indicating that global inflation and financial market disruptions could materially and
adversely affect your business and results of operations. In future filings, please expand
your disclosure to discuss if recent inflationary pressures have materially impacted the
company   s operations, clarify the resulting impact on the
                                                        company, and identify
actions planned or taken, if any, to mitigate inflationary pressures.
                                                        In this regard, please
also identify the types of inflationary pressures you are facing and how your business has
been affected.
       Item 5. Operating and Financial Review and Prospects
       Results of Operations, page 48

   2. Please revise to provide a more comprehensive and quantified discussion and analysis of
 Silvia Su
CHIPMOS TECHNOLOGIES INC
May 1, 2023
Page 2
         the factors that impacted your results between comparative periods. For example, you disclose that revenue decreased 14% in 2022 principally due to decreased customer demand without discussing any underlying drivers for the significant decrease in customer demand. In future filings, please revise your discussion to include an analysis of the known material trends, events, demands, commitments and uncertainties, and quantify and discuss the underlying drivers or metrics to illustrate the change in demand (e.g., volume, product mix, utilization rates and average selling price).

Liquidity and Capital Resources, page 50

3. Your discussion of cash flows from operating activities should be a comparative analysis of material changes in this amount between periods. In your analysis, please include a discussion of the underlying reasons for material changes in working capital items that affect operating cash flows. For example, describe how changes in accounts and notes receivable and inventories contributed to the changes in cash flows from operating activities. Refer to Section IV.B.1 of SEC Release No. 33-8350.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or Ernest Greene at 202-551-3733 with any questions.



FirstName LastNameSilvia Su                                   Sincerely,
Comapany NameCHIPMOS TECHNOLOGIES INC
                                                              Division of
Corporation Finance
May 1, 2023 Page 2                                            Office of
Manufacturing
FirstName LastName